UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
China Yuchai International Limited

(Name of Issuer)
Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)
G210821050

(CUSIP Number)
Mr. Tan Eng Kwee
Chief Financial Officer
Hong Leong Asia Ltd.
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
65-62208411

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 11, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G210821050	Page	2	of	8

1	NAMES OF REPORTING PERSONS Well Summit Investments Limited (“Well Summit”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF		4,319,539 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,319,539 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,319,539 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5 of this Schedule.

CUSIP No.	G210821050	Page	3	of	8

1	NAMES OF REPORTING PERSONS Hong Leong (China) Limited (“HLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		7,831,169 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,831,169 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,169 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.01%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	See Item 5 of this Schedule.

**	In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it through HL Technology Systems Pte Ltd, Hong Leong (China) Limited also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No.	G210821050	Page	4	of	8

1	NAMES OF REPORTING PERSONS HL Technology Systems Pte Ltd (“HLT”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		7,831,169 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,831,169 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,169 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.01%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	See Item 5 of this Schedule.

**	In addition to the 7,831,169 shares of common stock of CYI owned by it, HL Technology Systems Pte Ltd also owns a special share of CYI. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No.	G210821050	Page	5	of	8

1	NAMES OF REPORTING PERSONS Hong Leong Asia Ltd. (“HLA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		12,150,708 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,150,708 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,150,708 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.60%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	See Item 5 of this Schedule.

**	In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it through HL Technology Systems Pte Ltd and 4,319,539 shares of common stock of CYI beneficially owned by it through Well Summit, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

This Amendment No. 12 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003, as further amended by Amendment No. 6 to Schedule 13D filed on November 28, 2003, as further amended by Amendment No. 7 to Schedule 13D filed on October 27, 2009, as further amended by Amendment No. 8 to Schedule 13D filed on October 28, 2009, as further amended by Amendment No. 9 to Schedule 13D filed on August 30, 2010, as further amended by Amendment No. 10 to Schedule 13D filed on May 25, 2011 and as further amended by Amendment No. 11 to Schedule 13D filed on June 7, 2011 (as so amended, the “Statement”) with respect to the common stock, par value US$0.10 per share (the “Common Stock”), of China Yuchai International Limited, a Bermuda corporation (“CYI”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 1	Security and Issuer

China Yuchai International Limited.

Common Stock, par value $0.10 per share.

16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581.

Item 2	Identity and Background

The first sentence of the third paragraph of Item 2(a), (b), (c) and (f) of the Statement is hereby amended and restated in its entirety as follows:

The 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002. The 4,319,539 shares of Common Stock covered by this Statement are owned of record by Well Summit.

Item 3	Source and Amount of Funds or Other Consideration

The first sentence of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002. The 4,319,539 shares of Common Stock covered by this Statement are owned of record by Well Summit.

Item 4	Purpose of the Transaction

The first and second sentence of Item 4 of the Statement are hereby amended and restated in their entirety as follows:

The 7,831,169 shares of Common Stock covered by this Statement are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002. The 4,319,539 shares of Common Stock covered by this Statement are owned of record by Well Summit.

Item 5	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

(a) and (b) As of August 11, 2011, HLT owns of record 7,831,169 shares of Common Stock and Well Summit owns of record 4,319,539 shares of Common Stock. HLT also holds the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002. HLC has an indirect interest in the 7,831,169 shares of Common Stock directly owned by HLT. The 12,150,708 shares of Common Stock beneficially owned by HLA represent approximately 32.60% of the 37,267,673 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on May 9, 2011.

Shares held of record by HLT. HLT (HLC by virtue of its ownership of HLT and HLA by virtue of its ownership of HLC) has sole voting and dispositive power over the 7,831,169 shares of Common Stock owned by HLT and the Special Share described in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002.

Shares held of record by Well Summit. Well Summit (and HLA by virtue of its ownership of Well Summit) has sole voting and dispositive power over the 4,319,539 shares of Common Stock owned by Well Summit.

Item 5(c) of the Schedule is hereby amended as follows:

(c) Well Summit has effected the following purchases of shares of Common Stock during the 60 days prior to the date hereof.

	Number of Shares of	Average Price
Date of Purchase	Common Stock Purchased	per Share Purchased (US$)	Manner of Purchase

June 21, 2011	145,311	18.6764	Open market transaction

August 11, 2011	331,894	14.5687	Open market transaction
Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
No amendments to Item 6

Item 7	Material to be Filed as Exhibits
Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010).

SIGNATURE
     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 12, 2011	HONG LEONG ASIA LTD.
	By:	/s/ Yuen Kin Pheng
Name : Yuen Kin Pheng
Title : Director & Chief Executive Officer

HL TECHNOLOGY SYSTEMS PTE LTD
	By:	/s/ Tan Eng Kwee
Name : Tan Eng Kwee
Title : Director

HONG LEONG (CHINA) LIMITED
	By:	/s/ Tan Eng Kwee
Name : Tan Eng Kwee
Title : Director

WELL SUMMIT INVESTMENTS LIMITED
	By:	/s/ Kwek Leng Peck
Name : Kwek Leng Peck
Title : Director

Exhibit Index

Exhibit 7	Joint Filing Agreement, dated August 30, 2010, among Hong Leong Asia Ltd., HL Technology Systems Pte Ltd, Hong Leong (China) Limited and Well Summit Investments Limited (incorporated herein by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on August 30, 2010)